UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Eni SpA
(Exact name of Registrant as specified in its charter)

Republic of Italy (State or other jurisdiction of incorporation or organization)	1-14090 (Commission file number)

1, piazzale Enrico Mattei - 00144 Roma - Italy
(Address of principal executive offices)

Massimo Mondazzi
Eni SpA
1, piazza Ezio Vanoni
20097 San Donato Milanese (Milano) - Italy
Tel +39 02 52041730 - Fax +39 02 52041765
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) chip7235 for the reporting period from January 1 to December 31, 2013.

This Specialized Disclosure Report on Form SD (Form SD) for the year ended December 31, 2013, is required by Rule 13p-1 of the Securities Exchange Act of 1934 (the “Final Rule”). The Final Rule was adopted by the Securities and Exchange Commission (SEC) to implement reporting and disclosure requirements related to Conflict Minerals as directed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Section 1502”). In accordance with the Final Rule, we are required to provide annual disclosure regarding products manufactured during the year that contained “Conflict Minerals” that are necessary to the functionality or production of those products. The Final Rule defines Conflict Minerals as columbite-tantalite, cassiterite, wolframite and gold, and their derivatives which are currently limited to tin, tungsten, tantalum and gold (“3TG”).

Form SD

If we determine that Conflict Minerals were necessary to the functionality or production of a product (“Necessary Conflict Minerals”) that we manufactured or contracted to be manufactured in the relevant period, we must conduct a “Reasonable Country of Origin Inquiry” (“RCOI”) regarding those Conflict Minerals that is reasonably designed to determine whether any of those Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, and file a Form SD describing the RCOI completed and the results of the RCOI completed.

If we conclude based on the findings of our RCOI that we have reason to believe any of our Necessary Conflict Minerals may have originated in the Covered Countries and that they may not be from recycled or scrap sources, then we must exercise due diligence on the source and chain of custody of the Necessary Conflict Minerals that conforms to a nationally or internationally recognized due diligence framework.

Conflict Minerals Report

In accordance with the Final Rule, we are required annually to submit to the SEC a report, the Conflict Minerals Report (CMR), as an exhibit to the Form SD where we have reason to believe that any of our Necessary Conflict Minerals may have originated in the Covered Countries, or where we are unable to determine the country of origin of those Conflict Minerals.

The CMR must include:

  A description of the measures we have taken to exercise due diligence on the source and chain of custody of those Necessary Conflict Minerals
  A description of the products manufactured or contracted to be manufactured
  The efforts to determine the mine or location of origin with the greatest possible specificity
  The facilities used to process the necessary Conflict Minerals in those products, if known
  The country of origin of the necessary Conflict Minerals in those products, if known
  A description of the steps taken or that will be taken to improve due diligence

Company Overview

Eni SpA (Eni) is a publicly listed company. The Italian State is the Company’s largest shareholder with a 30.1% stake. Our common stock is listed on the New York Stock Exchange (NYSE).

Eni SpA with its consolidated subsidiaries engages in the oil and gas exploration and production, marketing of gas and LNG, refining and marketing of petroleum products, power generation, production and marketing of petrochemical products, commodity trading and oilfield services and engineering industries. Eni has operations in 85 countries.

In this report on form SD and the attached exhibit herein on the Conflict Minerals, the terms “Eni”, the “Group”, “we”, “us” or the “Company” refer to the parent company Eni SpA and its consolidated subsidiaries.

Description of the business

Eni’s principal segments of operations are described below.

Eni’s Exploration & Production segment engages in oil and natural gas exploration and field development and production, as well as LNG operations in 42 countries, including Italy, Libya, Egypt, Norway, the United Kingdom, Angola, Congo, Nigeria, the United States, Kazakhstan, Russia, Algeria, Australia, Venezuela, Iraq and Mozambique. In 2013, Eni average daily production amounted to 1,537 KBOE/d on an available-for-sale basis. As of December 31, 2013, Eni’s total proved reserves amounted to 6,535 mmBOE. In 2013, this segment reported net sales from operations (including inter-segment sales) of euro 31,264 million and operating profit of euro 14,868 million.

Eni’s Gas & Power segment engages in supply, trading and marketing of gas and electricity, international gas transport activities, and LNG supply and marketing. This segment also includes the activity of electricity generation that is ancillary to the marketing of electricity. In 2013, Eni’s worldwide sales of natural gas amounted to 93.17 BCM and sales of power totaled 35.05 TWh. In 2013, this segment reported net sales from operations (including inter-segment sales) of euro 32,212 million and operating loss of euro 2,967 million.

Eni’s Refining & Marketing segment engages in crude oil supply and refining and marketing of petroleum products at retail and wholesale markets mainly in Italy and in the rest of Europe. In 2013, processed volumes of crude oil and other feedstock amounted to 27.38 mmtonnes and sales of refined products were 43.49 mmtonnes, of which 23.34 mmtonnes in Italy. In 2013, this segment reported net sales from operations (including inter-segment sales) of euro 57,238 million and operating loss of euro 1,492 million.

Eni’s chemical activities include production of olefins and aromatics, basic intermediate products, polyethylene, polystyrenes, and elastomers. Eni’s chemical operations are concentrated in Italy and Western Europe. In 2013, Eni sold 3.79 mmtonnes of chemical products. In 2013, this segment reported net sales from operations (including inter-segment sales) of euro 5,859 million and operating loss of euro 725 million.

Eni’s partially-owned subsidiary Saipem, an entity listed on the Italian stock exchange, engages in oilfield services, construction and engineering activities (Eni’s interest being 42.91%). Saipem provides a full range of engineering, drilling and construction services to the oil and gas industry and downstream refining and petrochemical sectors, mainly in the field of performing large EPC contracts offshore and onshore for the construction and installation of fixed platforms, sub-sea pipe laying and floating production systems and onshore industrial complexes. In 2013, this segment reported net sales from operations (including intragroup sales) of euro 11,598 million and operating loss of euro 98 million.

Section 1 - Conflict Minerals disclosure

Item 1.01 - Conflict Minerals disclosure and report

We have conducted an initial evaluation of our product portfolio and we have determined that there are two broad product categories sold to third parties which may contain Conflict Minerals as defined in Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1). These two product categories are described below.

  Fuels manufactured by our Refining & Marketing Division which includes gasoline, gasoil, jet fuels, heating oil, lubricants, bitumen and other products. At our refining and manufacturing plants and facilities we employ catalysts in the production process which contain Conflict Minerals and are necessary to the production of the fuels. We assume it is possible that trace amounts of catalysts may be found in the final products (because, although catalysts are washed out in the production process there is no de minimis standard in accordance with the final rule). In future, however, we may be able to conclude, based on appropriate testing, that no catalysts are present in our refining & marketing final products. The procurement of catalysts constitute a very small proportion of our global purchases of raw materials and other production inputs (less than 0.1% on a consolidated basis).
  Our listed-subsidiary Saipem SpA supplies industrial plants which are contracted by customers in the global oil&gas, refining and petrochemicals industries. Saipem’s products include components used in the provision on Engineering, Procurement and Construction (EPC) basis of petrochemical plants, refineries, pipelines, and their components, such as electrical circuits, control panels, electrodes, catalysts and components for cable protection that contain or may contain 3TG.

Description of the Reasonable Country of Origin Inquiry

Overview
In accordance with the Final Rule, we have concluded that during the 2013 calendar year we have manufactured products containing Conflict Minerals and determined that the use of these minerals is necessary to the functionality or production of these products.
We have conducted a good faith RCOI that is reasonably designed to determine whether Necessary Conflict Minerals originated in the Covered Countries or are from recycled or scrap sources.
We directed and coordinated the execution of the RCOI at Group level. Our segments and subsidiaries which were determined to be in scope of the Final Rule were responsible for performing a risk-based analysis to identify direct suppliers to be included within the RCOI. This analysis included focusing on the suppliers presenting the highest risk of providing us with Necessary Conflict Minerals in our manufactured products and was based on segment and subsidiaries expertise and product knowledge. We intend to reassess our product portfolio and supply chain on an ongoing basis in future years.

Reasonable Country of Origin Inquiry

Our RCOI was designed to assess whether the Necessary Conflict Minerals in our products originated from the Covered Countries. Our impacted businesses performed their RCOI as follows:

  Refining & Marketing Division
  As the number of direct suppliers of catalysts used in our refining processes is limited, we asked all of our catalyst suppliers to identify for us the country of origin of the Necessary Conflict Minerals. All these suppliers belong to or are affiliated with U.S.-listed companies.

  Saipem
  Saipem is part of a complex supply chain which includes several product groups potentially containing Conflict Minerals. Our suppliers are spread worldwide and we are several steps removed from the smelters in the supply chain. We undertook an assessment to determine the presence of Necessary Conflict Minerals in our products. Subsequently, we have investigated whom of our direct suppliers to survey in order to determine the likely origin of these Conflict Minerals. We used internal data sets (such as information extracted by our Business Intelligence tools) to identify a population of higher-risk suppliers which provided relevant parts or materials for products manufactured in 2013.

  Our assessment considered a number of criteria focusing on product groups sourced from third parties potentially containing Conflict Minerals. In addition, we also identified the suppliers in supply chains where we have a certain level of control, in particular where we are the technology licensee.

As a result, we identified 65 more significant and reasonably accessible Tier 1 suppliers to include in our RCOI. We surveyed these Tier 1 suppliers using the Conflict Minerals Reporting Template developed by the Electronic Industry Citizenship Coalition - Global eSustainability Initiative (EICC/GeSI).

Results of the RCOI

As a result of the RCOI conducted as described above, approximately 50% of suppliers surveyed have provided a response. However, to date, none of these suppliers provided us with a conclusive determination about the country of origin of our Necessary Conflict Minerals. The remaining 50% of the surveyed suppliers have not yet provided a response.

As a result, we have not been able to determine that our Necessary Conflict Minerals have not originated in the Covered Countries or are from recycled or scrap resources. Therefore, in accordance with the Final Rule, we have exercised due diligence as described in the Conflict Minerals Report.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”), this Specialized Disclosure Form (Form SD) and the associated Conflict Minerals Report are posted to our external website at http://www.eni.com/en_IT/sustainability/business-ethics/human-rights-supply-chain/human-rights-supply-chain.shtml.

Item 1.02 - Exhibit

Section 2 - Exhibits

Item 2.01 - Exhibits

Exhibit 1.02 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Eni SpA
(Registrant)

/s/ MASSIMO MONDAZZI
Massimo Mondazzi
Chief Financial Officer of Eni SpA

Date: May 28, 2014